CUSIP No. 208242107

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Conn’s Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

208242107

(CUSIP Number)

David A. Knight Stephens Investments Holdings LLC 111 Center Street Little Rock, AR 72201 (501) 377-2573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 208242107

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Conn’s Voting Trust, Steven Patterson, Trustee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 5,246,358
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,246,358
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,382
	9	Sole Dispositive Power 82,430
	10	Shared Dispositive Power 3,382
11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,812
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) BD, CO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 599
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,078,222
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,078,222
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 5.9
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 100,350
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 100,350
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.3
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 702,617
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 702,617
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 2.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 941,038
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 941,038
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 2.7
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Grandchild’s Trust #2
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 472,594
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 472,594
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 1.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 375,472
	10	Shared Dispositive Power 941,038
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,510
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 3.8
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 104,163
	8	Shared Voting Power 0
	9	Sole Dispositive Power 197,949
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 197,949
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.6
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 152,497
	8	Shared Voting Power 0
	9	Sole Dispositive Power 323,673
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 323,673
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.9
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) WAS Conn’s Annuity Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 206,116
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,116
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.6
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

Introductory Statement

This Amendment No. 11 to Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 11 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons, (vi) Amendment No. 5 to the statement filed on November 18, 2009 with the Commission by the reporting persons, (vii) Amendment No. 6 to the statement filed on October 22, 2010 with the Commission by the reporting persons, (viii) Amendment No. 7 to the statement filed on November 9, 2010 with the Commission by the reporting persons, (ix) Amendment No. 8 to the statement filed on December 15, 2010 with the Commission by the reporting persons, (x) Amendment No. 9 to the statement filed on January 13, 2012 with the Commission by the reporting persons, and (xi) Amendment No. 10 to the statement filed on April 23, 2012 with the Commission by the reporting persons (collectively, the “Prior Filings” and collectively with this Amendment No. 11, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby supplemented by adding the following:

On December 6, 2012, the Issuer entered into a purchase agreement (the “Purchase Agreement”) by and among the Issuer, the selling stockholders named in Schedule I thereto (collectively, the “Selling Stockholders”), and Piper Jaffray & Co. and Stephens Inc. as representatives of the underwriters named in Schedule II thereto (the “Underwriters”) providing for the sale to the public (the “Offering”) of 5,500,000 shares of the Issuer’s Common Stock (the “Firm Shares”), at a price to the public of $26.75 per share, less an underwriting discount of $1.3375 per share. The Firm Shares consisted of 1,408,379 shares offered by the Company and 4,091,621 shares offered by the Selling Stockholders. The Issuer granted the Underwriters a 30-day option to purchase from the Issuer an additional 825,000 shares of the Issuer’s Common Stock to cover over-allotments, if any. Such option was fully exercised by the Underwriters.

Each of the reporting persons shown in the table below was a Selling Stockholder in the Offering and sold to the Underwriters at the closing of the Purchase Agreement on December 12, 2012 the number of shares set forth opposite the name of such reporting person. All of the shares sold by the reporting persons had previously been deposited in the Conns Voting Trust. The sale price received by each Selling Stockholder was $25.4125 per share.

Reporting persons selling Common Stock	No. of shares sold
Stephens Inc.	82,430
Warren A. Stephens Trust	665,890
Warren A. Stephens Grantor Trust	100,351
Harriet C. Stephens Trust	225,128
Warren & Harriet Stephens Childrens Trust	301,521
Warren M.A. Stephens 95 Trust	18,146
John Calhoun Stephens 95 Trust	18,146
Laura Whitaker Stephens 95 Trust	18,146
Grandchild’s Trust #2	151,426
Curt Bradbury	65,869
Doug Martin	62,433
Stephens Investments Holdings LLC	103,709

Total	1,813,195

CUSIP No. 208242107

The Selling Stockholders signed lock-up agreements with the underwriters that prohibit the Selling Stockholders from offering for sale, pledging, announcing the intention to sell, selling, contracting to sell, granting any option, right or warrant to purchase, or otherwise transferring or disposing of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of at least 90 days following the date of the final prospectus used to sell Common Stock in the Offering without the prior written consent of Piper Jaffray & Co. and Stephens Inc. The lock-up agreements do not prohibit the Selling Stockholders from transferring shares of the Common Stock for bona fide estate or tax planning purposes, subject to certain requirements, including that the transferee be subject to the same lock-up terms.

The 90-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (ii) prior to the expiration of the lock-up period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in the lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The restrictions in the lock-up agreements can be waived at any time in the sole discretion of Piper Jaffray and Stephens Inc.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Statement are amended and restated to read in their entirety as follows:

(a, b) The following table discloses the current beneficial ownership of the Common Stock by the reporting persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares(1)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
Conn’s Voting Trust(2)	5,246,358	15.0	5,246,358	0	0	0
Stephens Inc.(3)	85,812	0.2	0	3,382	82,430	3,382
Warren A. Stephens Trust	2,078,222	5.9	599	0	2,078,222	0
Warren A. Stephens Grantor Trust	100,350	0.3	0	0	100,350	0
Harriet C. Stephens Trust	702,617	2.0	0	0	702,617	0
Warren & Harriet Stephens Children’s Trust	941,038	2.7	0	0	941,038	0
Warren Miles Amerine Stephens 95 Trust	56,633	0.2	0	0	56,633	0
Warren Miles Amerine Stephens Trust	6,352	0.0	0	0	6,352	0
John Calhoun Stephens 95 Trust	56,633	0.2	0	0	56,633	0
John Calhoun Stephens Trust	6,352	0.0	0	0	6,352	0
Laura Whitaker Stephens 95 Trust	56,633	0.2	0	0	56,633	0
Laura Whitaker Stephens Trust	6,352	0.0	0	0	6,352	0
Grandchild’s Trust #2	472,594	1.4	0	0	472,594	0
Curtis F. Bradbury, Jr.(4)	1,316,510	3.8	0	0	375,472	941,038
Douglas H. Martin(5)	197,949	0.6	104,163	0	197,949	0
Warren A. Stephens(6)	2,712,879	7.8	153,096	3,382	2,503,381	209,498
Harriet C. Stephens(7)	1,009,083	2.9	0	0	802,967	206,116
Stephens Investments Holdings LLC	323,673	0.9	152,497	0	323,673	0
WAS Conn’s Annuity Trust One	206,116	0.6	0	0	206,116	0
Steve Patterson, Voting Trustee	5,246,358	15.0	5,246,358	0	0	0

CUSIP No. 208242107

(1) Based on 34,934,925 shares of the Common Stock, which includes 34,109,925 shares reported by the Issuer as outstanding after the Offering as set forth in the Prospectus Supplement filed by the Issuer on December 7, 2012, plus 825,000 shares issued by the Issuer to cover the exercise of the overallotment option by the Underwriters.

(2) Pursuant to the terms of the Voting Trust Agreement, the trustee of the Voting Trust must vote the shares of Common Stock held by the voting trust “for” or “against” any proposal or other matter submitted to the stockholders of the Issuer for approval in the same proportion as the votes cast “for” and “against” such proposal or other matter by all other stockholders, not counting abstentions. Number of shares includes 82,430 shares contributed by Stephens Inc., 2,077,623 contributed by Warren A. Stephens Trust, 100,350 shares contributed by Warren A. Stephens Grantor Trust, 702,617 shares contributed by Harriet C. Stephens Trust, 941,038 shares contributed by Warren & Harriet Stephens Children’s Trust, 56,633 shares contributed by each of Warren Miles Amerine Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, also includes 6,352 shares contributed by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, also includes 472,594 shares contributed by Grandchild’s Trust #2, 205,573 shares contributed by Curtis F. Bradbury, Jr., 90,686 shares contributed by Doug Martin, 171,176 shares contributed by Stephens Investments Holdings LLC, 206,116 shares contributed by WAS Conn’s Annuity Trust One, 4,100 shares contributed by Melanie Masino Custodian for Kye Masino, 1,000 shares contributed by Doug Martin Custodian for Brett Austin Martin, 1,000 shares contributed by Doug Martin Custodian for James Garth Martin, and 1,100 shares contributed by Doug Martin Custodian for Haven Celeste Martin.

(3) Includes 82,430 shares which have been contributed to the Voting Trust and as to which Stephens Inc. has no voting power and sole dispositive power, and 3,382 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm has shared voting power and shared dispositive power.

(4) Includes 205,573 which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power. Also includes 56,633 shares beneficially owned by each of John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust and Warren Miles Amerine Stephens 95 Trust, all of which have been contributed to the Voting Trust and as to which Mr. Bradbury, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 941,038 shares beneficially owned by Warren and Harriet Stephens Children’s Trust which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power.

(5) Includes 14,602 shares owned by Douglas H. Martin IRA as to which Mr. Martin has sole voting power and sole dispositive power, and 90,686 shares which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 1,100 shares owned by Douglas Martin Custodian for Haven Celeste Martin, which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 1,000 shares owned by Douglas Martin Custodian for Brett Austin Martin, which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 1,000 shares owned by Douglas Martin Custodian for James Garth Martin, which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 80,000 shares which Mr. Martin has the right to receive upon the exercise of options, and as to which Mr. Martin would have sole voting power and sole dispositive power. Also includes 9,561 shares owned directly by Mr. Martin, as to which Mr. Martin has sole voting power and sole dispositive power.

CUSIP No. 208242107

(6) Includes 82,430 shares owned by Stephens Inc. which have been contributed to the Voting Trust and as to which Mr. Stephens, as President of Stephens Inc., has no voting power and sole dispositive power. Also includes 3,382 shares held in discretionary trading accounts on behalf of clients of Stephens Inc. or its affiliates as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have shared voting power and shared dispositive power. Also includes 599 shares beneficially owned by Warren A. Stephens Trust as to which Mr. Stephens, as Trustee of the trust, has sole voting power and sole dispositive power. Also includes 2,077,623 shares beneficially owned by Warren A. Stephens Trust which have been contributed to the Voting Trust and as to which Mr. Stephens, as Trustee, has no voting power and sole dispositive power. Also includes 6,352 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, which have been contributed to the Voting Trust and as to which Mr. Stephens, as sole Trustee of the trusts, has no voting power and sole dispositive power. Also includes 171,176 shares owned by Stephens Investments Holdings LLC which have been contributed to the Voting Trust and as to which Mr. Stephens, as Manager of the LLC, has no voting power and sole dispositive power. Also includes 152,497 shares owned directly by Stephens Investments Holdings LLC as to which Mr. Stephens, as Manager of the LLC, has sole voting power and sole dispositive power. Also includes 206,116 shares beneficially owned by WAS Conn’s Annuity Trust One, Harriet C. Stephens, Trustee, which have been contributed to the Voting Trust and as to which Mr. Stephens has no voting power and may be deemed to have shared dispositive power.

(7) Includes 702,617 shares beneficially owned by Harriet C. Stephens Trust and 100,350 shares beneficially owned by Warren A. Stephens Grantor Trust which have been contributed to the Voting Trust and as to which Ms. Stephens, as sole trustee of both trusts, has no voting power and sole dispositive power. Also includes 206,116 shares beneficially owned by WAS Conn’s Annuity Trust One, Harriet C. Stephens, trustee, which have been contributed to the Voting Trust. Such total does not include shares owned by Warren A. Stephens.

Item 5(c) of the Statement is supplemented by adding the following: During the past sixty days, the persons listed in Items 5(a) and (b) above have not effected any purchases or sales in the Common Stock, except as described in the response to Item 4 of this Amendment No. 11, which is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is supplemented by adding the following:

The response to Item 4 of this Amendment No. 11 is incorporated herein by reference. The descriptions of the Form of Purchase Agreement and the Form of Lockup Agreement contained herein are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement to File Joint Schedule 13D (filed herewith)

Exhibit 2	Form of Purchase Agreement dated December 6, 2012 (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K of the Issuer, filed on December 7, 2012)

Exhibit 3	Form of Lock-up Agreement Executed by the Selling Stockholders (incorporated herein by reference to Exhibit A to the Form of Purchase Agreement dated December 6, 2012 included as Exhibit 1.1 to the Current Report on Form 8-K of the Issuer filed on December 7, 2012)

CUSIP No. 208242107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2012
Date

/s/ David A. Knight
David A. Knight, as attorney in fact for Conn’s Voting Trust, Stephens Inc., Warren A. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust #2, Curtis F. Bradbury, Jr., Douglas H. Martin, Stephens Investments Holdings LLC, and WAS Conn’s Annuity Trust One